Form 4

1.   Name and Address of Reporting Person
     Peter R. Kellogg
     C/O Spear, Leeds & Kellogg
     120 Broadway
     New York, New York 10271
2.   Issuer Name and Ticker or Trading Symbol -
     MFC Bancorp Ltd. ("MXBIF")
3.   IRS or Social Security Number of Reporting Person
     (Voluntary)
4.   Statement for Month/Year - March, 2000
5.   If Amendment, Date of Original (Month/Year)
6.   Relationship of Reporting Person to Issuer --10% Owner

Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1.   Title of Security -- Common Stock $0.01 Par Value
2.   Transaction Date. - March 10, 2000.
3.   Transaction Code -- P.
4.   Securities Acquired (A) or Disposed of (D)
          Amount = 2,600.
          (A) or (D) = A.
          Price 7.7500.
2.   Transaction Date. - March 13, 2000.
3.   Transaction Code -- P.
4.   Securities Acquired (A) or Disposed of (D)
          Amount = 500.
          (A)  or (D) = A.
          Price 7.7500.
2.      Transaction Date. -- March 13, 2000.
3.      Transaction Code -- P.
4.      Securities Acquired (A) or Disposed of (D)
          Amount = 11,300.
          (A) or (D) = A.
          Price 7.8772.
2.      Transaction Date. - March 14, 2000.
3.      Transaction Code - P.
4.      Securities Acquired (A) or Disposed of (D)
          Amount = 1,600.
          (A)  or (D) = A.
          Price 7.8750.
2.      Transaction Date. -- March 14, 2000.
3.      Transaction Code -- P.
4.      Securities Acquired (A) or Disposed of (D)
          Amount = 3,600.
          (A) or (D) = A.
          Price 7.9375.
2.   Transaction Date. -- March 14, 2000.
3.   Transaction Code -- P.
4.   Securities Acquired (A) or Disposed of (D)
          Amount = 100
          (A)  or (D) = A
          Price 8.0000
2.      Transaction Date. -- March 15, 2000.
3.      Transaction Code -- P.
4.      Securities Acquired (A) or Disposed of (D)
          Amount = 4,000
          (B)  or (D) = A
          Price 7.8750
2.      Transaction Date. -- March 15, 2000.
3.      Transaction Code -- P.
4.      Securities Acquired (A) or Disposed of (D)
          Amount = 6,800
          (C)  or (D) = A
          Price 7.9375
2.      Transaction Date. -- March 16, 2000.
3.      Transaction Code -- P.
4.      Securities Acquired (A) or Disposed of (D)
          Amount = 6,000
          (D)  or (D) = A
          Price 8.000
2.      Transaction Date. -- March 16, 2000.
3.      Transaction Code -- P.
4.      Securities Acquired (A) or Disposed of (D)
          Amount = 1,800
          (E)  or (D) = A
          Price 8.0625
2.      Transaction Date. -- March 16, 2000.
3.      Transaction Code -- P.
4.      Securities Acquired (A) or Disposed of (D)
          Amount = 4,000
          (F)  or (D) = A
          Price 8.1875
2.     Transaction Date. -- March 16, 2000.
3.     Transaction Code -- P.
4.     Securities Acquired (A) or Disposed of (D)
          Amount = 8,100
          (G)  or (D) = A
          Price 8.2500
2.     Transaction Date. -- March 17, 2000.
3.     Transaction Code -- P.
4.     Securities Acquired (A) or Disposed of (D)
          Amount = 1,600
          (H)  or (D) = A
          Price 8.0625
2.     Transaction Date. -- March 30, 2000.
3.     Transaction Code -- P.
4.     Securities Acquired (A) or Disposed of (D)
          Amount = 16,100
          (I)  or (D) = A
          Price 7.3521
2.     Transaction Date. -- March 31, 2000.
3.     Transaction Code -- P.
4.     Securities Acquired (A) or Disposed of (D)
          Amount = 13,700
          (J)  or (D) = A
          Price 7.4589
5.   Amount of Securities Beneficially Owned at End of
     Month = 213,300.
6.   Ownership Form -- (D).
7.   Nature of Indirect Beneficial Ownership - N/A.
5.   Amount of Securities Beneficially Owned at End of
     Month = 1,375,500.
6.   Ownership Form -- (I).
7.   Nature of Indirect Beneficial Ownership - I.A.T.
     Reinsurance Syndicate Ltd., a Bermuda Corporation of which Mr. Kellogg is the sole holder of voting stock. Mr. Kellogg disclaims beneficial ownership of these shares.
5.   Amount of Securities Beneficially Owned at End of
     Month = 100,000.
6.   Ownership Form -- (I).
7. Nature of Indirect Beneficial Ownership - Kellogg, J.C. Foundation of which Mr. Kellogg is a trustee. Mr.
     Kellogg disclaims beneficial ownership of these shares.
5.   Amount of Securities Beneficially Owned at End of
     Month = 500,000.
6.   Ownership Form -- (I).
7. Nature of Indirect Beneficial Ownership - Peter R. and Cynthia K. Kellogg Foundation. Mr. Kellogg disclaims beneficial ownership of these shares.

Table II - Derivative Securities Acquired, Disposed of, or
Beneficially Owned
(e.g., puts, calls, warrants, options, convertible securities)

1. Title of Derivative Security.                        N/A.
2. Conversion or Exercise Price of Derivative Security. N/A.
3. Transaction Date.                                    N/A.
4. Transaction Code.                                    N/A.
5. Number of Derivative Securities Acquired or Disposed N/A.
6. Date Exercisable and Expiration Date                 N/A.
7. Title and Amount of Underlying Securities            N/A.
8. Price of Derivative Securities                     N/A.
9. Number of Derivative Securities Beneficially Owned at End
   of Month                                           N/A.
10.Ownership Form of Derivative Security
   N/A.
11.Nature of Indirect Beneficial Ownership            N/A.